No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007267

February 2, 2004

Robert E. Healing
Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-2-2004

Re: General Electric Company
Incoming letter dated December 18, 2003

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

Dear Mr. Healing:

This is in response to your letter dated December 18, 2003 concerning the shareholder proposal submitted to GE by The Sisters of St. Dominic of Caldwell, New Jersey. We also have received a letter on the proponent's behalf dated January 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

40545

1934 Act, Section 14(a)
Rules 14a-8(i)(3) and 14a-8(i)(7)

RECEIVED

2003 DEC 22 AM 10: 47

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert E. Healing
Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
Phone: 203-373-2243 Fax: 203-373-3079
Dial Comm: 8*229-2243 Fax: 8*229-3079
e-mail: robert.healing@corporate.ge.com

December 18, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by The Sisters of St. Dominic of Caldwell, New Jersey

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2004 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from The Sisters of St. Dominic of Caldwell, New Jersey (the "Proponent"):

> Resolved: Shareholders request the Board of Directors to report by August 1, 2004, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2003, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

A copy of the Proposal is enclosed as Exhibit A.

It is GE's opinion that the Proposal is excludable pursuant to: (i) Rule 14a-8(i)(7) under the Exchange Act because the Proposal relates to the Company's ordinary business operations; and (ii) Rule 14a-8(i)(3) under the Exchange Act because it contains statements that are materially false and misleading or impugn the character of members of GE's Board of Directors and management.

I. The Proposal Relates to the Company's Ordinary Business Operations.

The Proposal may be omitted under Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company. The Company is well aware that proposals addressing the subject matter of environmental liability are often viewed as involving significant social policy issues and are not excludable as ordinary business. However, proposals that seek overly detailed information, and which probe too deeply into day-to-day business decisions, like the Proposal here, are nonetheless excludable.

The Commission recognizes that a proposal may be a matter of "ordinary business" either because its subject matter is considered to be a core management function or because the proposal seeks to "micro-manage" the Company's implementation of its policies on the given matter. The Commission recognized this distinction in 1998, when it stated that, separate from the consideration of whether a proposal is related to a core management function, a proposal may be excluded if it seeks to probe "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

Complying with federal and state environmental remedial requirements is a necessary and not insubstantial part of GE's day-to-day operational activities, including GE's daily involvement in its effort to clean up the Hudson River. Overall, GE has spent more than $1 billion on environmental improvement projects in the last decade. Of that, about $700 million has been spent on PCB clean-ups in the United States, many of which are continuing. In addition to the Hudson River, the other PCB clean-up sites include Rome, Georgia; Pittsfield, Massachusetts; Brockport and Nassau, New York; and Milford, New Hampshire.

GE has also publicly released a significant amount of information about these projects, including much of the information called for by the Proposal, such as the cost of GE's public information campaign related to the EPA's reassessment of the Upper Hudson River. A letter to the Proponent, dated November 25, 2003, disclosing that information and other relevant facts is enclosed as Exhibit B.

A careful examination of the Proposal demonstrates that it delves much too deeply into the details of the day-to-day management of GE's environmental expenditures. As reported at page 59 of GE's 2002 Annual Report, GE spent $156 million on environmental projects in 2002. The Proposal calls for a report detailing GE's expenditures "relating in any way" not only to PCBs but also to "hazardous substance laws and regulations" for (1) attorneys' fees, (2) expert fees, (3) lobbying, and (4) public relations/media expenses, "by category and specific site . . . for each year from 1990-2003" (emphasis added). Thus, with respect to every site where GE has incurred any of four types of specified expenses since 1990 relating in any way to PCBs or hazardous substance laws and regulations, GE would be required to provide a detailed report of such expenses. The information requested is much more detailed than reasonably necessary to understand GE's environmental policies and practices.

In the past, the Staff has concurred in the exclusion of environmental proposals as involving ordinary business matters when they probe too deeply into matters of day-to-day management. See Willamette Industries, Inc. (Mar. 20, 2001) (proposal seeking a report on the company's environmental problems, including an estimate of the worst case financial exposure for the next 10 years, excludable as ordinary business); Potlatch Corporation (Feb. 13, 2001) (Staff concurred in the exclusion of a proposal requesting a report describing the company's liability projection methodology and an assessment of other major environmental risks); Mead Corporation (Jan. 31, 2001) (same); E.I. du Pont de Nemours and Company (Jan. 31, 1996) (Staff concurred in the exclusion of a proposal requiring the company to disclose in its annual report certain information with regard to, among other things, environmental regulations); and E.I. du Pont de Nemours and Company (Mar. 8, 1991) (Staff concurred in the exclusion of a proposed phase-out of certain chemicals, noting that the proposal was "directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the company's ordinary business operations").

As the Staff is aware, the fact that a proposal seeks a special report on a given subject matter rather than a specific undertaking to engage or not engage in any action relating to the matter at issue is irrelevant to the analysis of the excludability of the proposal under Rule 14a-8(i)(7). See Exchange Act Release No. 20091 (Aug. 16, 1983) (where the Commission stated that, henceforth, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)"). See also, e.g., Johnson Controls, Inc. (Oct. 26, 1999) (where the Staff commented that, where "the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under Rule 14a-8(i)(7)").

The Company is aware that the Staff has declined to concur in the exclusion as ordinary business of a similar – but distinguishable – environmental proposal submitted to Dow Chemical Company. See Dow Chemical Company (Mar. 7, 2003). The Dow Chemical proposal requested a report summarizing the company's plans to remediate existing dioxin contamination sites and phase-out products and processes leading to emissions of certain pollutants and dioxins. The Dow Chemical proposal is distinguishable because its focus is specific and limited. Unlike the Proposal, it does not call for disclosure of annual expenditures by each site or category of expenditures, nor does it broaden the report to cover costs "relating in any way" to the "health and environmental consequences of PCB exposures" and "hazardous substance laws and regulations." When compared to the Dow Chemical proposal, it is clear that the Proposal probes too deeply into matters of day-to-day management.

For the foregoing reasons, GE requests the concurrence of the Staff in GE's determination to omit the Proposal from GE's 2004 proxy materials pursuant to Rule 14a-8(i)(7).

II. The Proposal Contains Materially False and Misleading Statements.

GE believes that the Proposal may be excluded from its proxy materials under Rule 14a-8(i)(3) and Rule 14a-9 because it contains materially false and misleading statements. A share owner proposal violates Rule 14a-8(i)(3) if the proposal is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials, including statements that, under Note (b) to Rule 14a-9, "directly or indirectly impugn[ ] character, integrity or personal reputation...without factual foundation."

The Proposal is so replete with statements and assertions that lack factual foundation, that impugn the character and integrity of members of the Company's Board of Directors and management, or that are otherwise materially false and misleading that GE believes that the Company may omit the entire Proposal from the Company's 2004 proxy materials pursuant to Rule 14a-8(i)(3). The Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("Staff Legal Bulletin No. 14"). See, e.g., The Swiss Helvetia Fund, Inc. (Apr. 3, 2001); and General Magic, Inc. (May 1, 2001). We urge the Staff to provide such relief here.

Many of the statements in the Proposal lack any factual basis. The Staff has noted that "shareholders should avoid making unsupported assertions of fact...[and] should provide factual support for statements in the proposal and supporting statements and phrase statements as their opinion where appropriate." Staff Legal Bulletin No. 14. Should the Staff determine not to exclude the entire Proposal, there are numerous recent no-action letters that would support the exclusion of each of the statements and assertions below as false and misleading under Rule 14a-8(i)(3), or that otherwise would require the Proponent to revise them to provide additional factual support or citations. See, e.g., J. Alexander's Corporation (Apr. 1, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided factual support for those statements); Northrop Grumman Corporation (Mar. 22, 2002) (noting that various statements in the proposal may be omitted unless the proponent provided citations to a specific source); Southwest Airlines Co. (Mar. 21, 2002) (same); and General Electric Company (Jan. 24, 2001) (noting that various statements in the proposal may be omitted unless the proponent provided factual support or revised the proposal in the manner requested by the Staff).

The following are specific examples of statements and assertions in the Proposal that are false and misleading within the meaning of Rules 14a-8(i)(3) and 14a-9:

1. The last sentence of the first "whereas" clause states that, "[i]n February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as 'corporate abuse' and found that the record 'overwhelmingly' demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River."

This statement is materially false and misleading because it is taken out of context and fails to mention other material facts that would shed additional light on the quoted statement. In particular, the same hearing officer, Abraham Sofaer, wrote in his Recommendation of Settlement, dated September 7, 1976, to then-New York DEC Commissioner Peter Berle (the "Memorandum") that "GE's conduct in this case was not in wilful disregard of the rules, and does not fit the stereotype of the corporation that spurns the law in exploiting public resources." See Memorandum at 9. Mr. Sofaer continued that:

> "No argument is made the GE's PCB discharges exceeded the effluent limitations established in its permits. GE personnel apparently assumed that their only legal obligation was to comply with the specific, clearly designated effluent limitations. Plant managers and other responsible individuals met the effluent limitation, and then apparently went about their other activities satisfied that they had complied with the law. Government personnel gave GE officials little reason to believe that any of their PCB discharges were violating state law until very recently." See Memorandum at 11.

The memorandum including Mr. Sofaer's statements above is enclosed as Exhibit C. As noted above, the Staff has consistently permitted companies to exclude proposals, or required proponents to modify proposals, where such proposals omitted certain material information, rendering the proposal misleading or otherwise confusing to share owners.

2. The fifth paragraph of the Proposal states: "Despite the EPA's decision calling for the removal of PCBs from the Hudson River, GE continues to pursue its lawsuit challenging the constitutionality of the federal Superfund. This lawsuit places the EPA's decision and the remediation of other Superfund sites in jeopardy."

This statement is materially false and misleading because it materially misstates the nature of the lawsuit and its potential impact on the Hudson River clean-up. The lawsuit challenges only one provision of the Superfund law that allows a government agency – in non-emergency situations – to order clean-ups of unlimited scope and duration without first providing an opportunity for the party receiving the order to appeal to an impartial court. GE believes that the provision violates the Constitutional guarantee of due process.

Also, the outcome of the lawsuit, which was filed in 2000, would not impair EPA's ability to clean up sites like the Hudson River under the Superfund law, nor would it affect the agreements that GE has made on the Hudson River clean-up. As GE Chairman Jeffrey Immelt stated at the 2003 Annual Meeting of shareowners, "I just want to reiterate: the Hudson River work will go on, and regardless of where the superfund case may go someday, we have made a commitment on the Hudson River and will live up to that."

3. The first sentence of the sixth paragraph of the Proposal is materially false and misleading in charging that a one-year delay in the clean-up of the Hudson was caused by "difficulties in negotiating with GE."

In fact, as reflected in a Schenectady Daily Gazette article of March 12, 2003, a copy of which is enclosed as Exhibit D, the EPA has publicly stated that GE was not the cause of the delay: "'GE is not the cause of the delay,' [EPA field director] Kaul said, responding to media reports that environmental groups blame GE for the delay. 'The delay is because we now have multiple parties at the table negotiating an agreement.'"

Indeed, GE cooperated fully with EPA at all times in the course of negotiating comprehensive agreements for the sampling of the Hudson River that EPA determined was necessary to design a dredging project and for the design of the project itself. These negotiations involved many complicated technical issues and required the expertise of nationally recognized scientists. GE submitted numerous technical documents that were reviewed carefully and at length by a number of state and federal agencies. Numerous meetings were held so that the parties could exchange views and arrive at a consensus. The implication that GE was "difficult" and that this resulted in undue delay in completing the negotiations is wholly false.

Hence, the Company should be permitted to delete the statement, for which the Proponent provides no support, because it is false and misleading under Rules 14a-8(i)(3) and 14a-9.

4. The last sentence of the sixth paragraph states that "GE has also refused to implement aspects of New York State cleanup plans at the GE plant sites that continue to leak PCBs into the Hudson River and surrounding communities."

First, the assertion that GE has refused to implement aspects of the New York State cleanup plans is false, and the Proposal provides no support for such assertion. In fact, for more than 20 years, GE and New York State have worked cooperatively on clean-up projects at GE's plant sites in Fort Edward and Hudson Falls.

Second, the assertion that GE plants "continue to leak PCBs into the Hudson River" is materially false and misleading insofar as it implies, in the context in which it is said, that GE continues to intentionally discharge PCBs into the Hudson River, and it also fails to reflect that the PCB levels have declined significantly since the late 1970s as a result of GE cooperative site remediation programs. It also neglects to disclose the fact that GE submitted a comprehensive plan to New York State in March 2001 for installing an innovative tunnel drain system under the Hudson River adjacent to the Hudson Falls plant that would capture the last small amount of PCBs still entering the Hudson River. We are waiting for the State of New York to issue the final remedy decision.

For the foregoing reasons, GE respectfully requests the concurrence of the Staff in GE's determination to omit the Proposal from GE's 2004 proxy materials pursuant to Rule 14a-8(i)(3).

* * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, the Proponent is being notified that GE does not intend to include the Proposal in its 2004 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 9, 2004, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 20, 2004. GE's 2004 Annual Meeting is scheduled to be held on April 28, 2004.

If you have any questions, please feel free to call me at (203) 373-2243.

Very truly yours,

Robert E. Healing

Robert E. Healing

Enclosures

cc: Special Counsel -- Rule 14a-8 -- No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

The Sisters of St. Dominic of Caldwell, New Jersey
52 Old Swartswood Station Road
Newton, NJ 07860

cc: Shelley Alpern
Assistant Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111-2809

Sr. Kathleen A. Donnelly, SU
Social Justice Coordinator
Society of St. Ursula
50 Linwood Road
Rhinebeck, NY 12572

Sr. Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
Regional Community of St. Louis
2039 North Geyer Road
St. Louis, MO 63131-3399

Sr. Valerie Heinonen
Corporate Responsibility Consultant
Sisters of Mercy of the Americas
Hermanas de la Misercordia de las Americas
205 Avenue C, Apt 10E
New York, NY 10009

Sr. Valerie Heinonen
Corporate Responsibility Consultant
Sisters of Mercy of the Americas
Hermanas de la Misercordia de las Americas
205 Avenue C, Apt 10E
New York, NY 10009

Sr. Valerie Heinonen, o.s.u.
Corporate Responsibility Representative
Ursuline Sisters of Tildonk
United States Province
205 Avenue C, Apt 10E
New York, NY 10009

Sr. Valerie Heinonen, o.s.u.
Corporate Social Reponsibility Representative
Mercy Investment Program
205 Avenue C, 10E
New York, NY 10009

Sr. Valerie Heinonen, o.s.u.
Corporate Responsibility Representative
Dominican Sisters of Hope
205 Avenue C
Apartment 10E
New York, NY 10009

Sr. Ruth Kuhn, SC
Chair, Corporate Responsibility Committee
Sisters of Charity of Cincinnati
5900 Delhi Road
Mount St. Joseph, OH 45051

Sr. Mary Ellen McDonagh, BVM
for Sisters of Charity of the BMV
205 W. Monroe
Chicago, IL 60606

Mr. Tim Moller
Chief Financial Officer
Sisters of Charity of Cincinnati
5900 Delhi Road
Mount St. Joseph, OH 45051

Sr. Claire Regan
Corporate Responsibility Coordinator
Sisters of Charity of New York
Mount St. Vincent-on-Hudson
6301 Riverdale Avenue
Bronx, NY 10471-1093

Sr. Cathy Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters
P. O. Box 311
Maryknoll, NY 10545-0311

Sr. Mary Kay Ryan, CSJ
Province Leadership Team
Sisters of St. Joseph of Carondelet
Albany Province
385 Watervliet-Shaker Road
Latham, NY 12110-4799

Sr. Joellen Sbrissa, CSJ
Chairperson, Social Responsible Investments
Committee
Sisters of St. Joseph of La Grange
1515 W. Ogden Avenue
La Grange Park, IL 60526-1721

Br. George C. Schmitz, CSC
Provincial
Congregation of Holy Cross
Eastern Province of Brothers
85 Overlook Circle
New Rochelle, NY 10804-4501

Sr. Mary Sullivan, OSU
Corporate Responsibility Representative
Ursuline Provincialate
Eastern Province of the United States
323 East 198th Street
Bronx, NY 10458-3105

Sr. Barbara Winnals, SSJ
Treasurer
The Corporation of the Convent
of the Sisters of Saint Joseph
9701 Germantown Avenue
Philadelphia, PA 19118

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are also heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state standards, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife," (GE spokesman Mark Behan, EPA Reports Dangers in Eating Fish From Upper Hudson River, Associated Press, 8/4/99).

Despite the EPA's decision calling for the removal of PCBs from the Hudson River, GE continues to pursue its lawsuit challenging the constitutionality of the federal Superfund. This lawsuit places the EPA's decision and the remediation of other Superfund sites in jeopardy.

EPA's cleanup of the Hudson River was to begin in 2005. Due to difficulties in negotiating with GE, the EPA has already announced a one year delay. GE has yet to pay the EPA approximately $20 million in past costs associated with this project and has yet to agree to perform EPA's remedy, as public health and the environmental threats persist. GE has also refused to implement aspects of New York State cleanup plans at the GE plant sites that continue to leak PCBs into the Hudson River and surrounding communities.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2004, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2003, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds. While plans to clean-up the Hudson River are under way, it is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

Exhibit B

Stephen D. Ramsey
Vice President

Corporate Environmental Programs
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431
203 373-3067, DC: 8*229-3067

November 25, 2003

Sister Patricia A. Daly
Sisters of St. Dominic
Of Caldwell New Jersey
Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

Dear Sister Daly:

GE Chairman and CEO Jeff Immelt has asked me to respond to your recent letter concerning the Hudson River. This is a good opportunity to address the issues raised in your letter and accompanying shareowner proposal. I have grouped our responses by the major areas raised in your letter and proposal.

Upper Hudson Public Information Campaign

As you know, we have answered your question several times about the cost of GE's public information campaign related to EPA's reassessment of the upper Hudson River. We also have provided this information to the media and others who have requested it, including investors.

The final cost of the campaign was $21.7 million and included about $10 million for production of advertisements and other materials and $11.7 million for placement of those ads in broadcast and print media.

The campaign ended in April 2001, when EPA's public comment period on its dredging proposal closed. Since then, our public information program has focused on providing information to the media and public about the scope and status of the sediment sampling program GE has undertaken in the Upper Hudson with EPA's approval and oversight; the remedial design agreement we have reached with EPA, and our progress in cleaning up our plant sites. We have also participated in EPA's Hudson River community outreach programs -- all at very minimal cost.

PCB Clean-up Costs

You also have asked for a listing of GE's expenditures on PCB cleanups.

GE has spent $240 million (excluding the public information campaign and any spending and costs for legal services) on clean-up projects and research on the Hudson River, including major cleanups at our plants in Fort Edward and Hudson Falls, NY. The remedial work is continuing with the approval and oversight of the New York State Department of Environmental Conservation. At Fort Edward, major remedial projects have been conducted this summer and fall. At Hudson Falls, we are awaiting state approval to undertake our proposed project to build a tunnel beneath the river to capture the last few ounces of PCBs that are believed to be leaving that site.

GE has taken steps in conjunction with New York State to ensure that the public is not exposed to PCBs in these communities. With state oversight, GE collects samples from known drinking water wells in the vicinity of the plants and has offered to connect residential well users to the public water supply free of charge, Thus far, approximately 70 homeowners have accepted GE's offer. We do not believe that anyone in the area of the plants is currently drinking water containing PCBs. Overall, GE has spent more than $1 billion on environmental improvement projects in the last decade. Of that, about $700 million has been spent on PCB cleanups, many of which are continuing. In addition to the Hudson, the other cleanups include:

- Rome, Georgia, where GE is cleaning up its former industrial site and nearby properties. We continue to work closely with the Georgia environmental regulators on this project.

- Pittsfield, Massachusetts, where GE is addressing PCB contamination in the Housatonic River and other sites. GE and EPA are working cooperatively on this cleanup as part of an agreement among the company, the U.S. EPA and the states of Massachusetts and Connecticut. GE has finished the first stage of removing PCBs from part of the river and EPA is conducting the next phase of the cleanup, a project funded through a GE-EPA cost-sharing arrangement.

- GE is conducting PCB remediation projects at several other sites, including Brockport and Nassau, N.Y.; and Milford, N.H.

GE's Work With EPA on the Upper Hudson Dredging Project

Since EPA's decision, GE has worked cooperatively with EPA on the upper Hudson River. This includes:

- Last summer, GE and EPA reached an agreement under which GE will design the environmental dredging project selected by EPA for the Upper Hudson River. The cost of the design work to GE is about $15 million. In addition, GE agreed to provide EPA an additional $13 million for future costs associated with this project and to reimburse EPA $15 million for past costs associated with EPA's Hudson River PCBs reassessment.

- Recently, GE completed a $15-million sediment-sampling program in the Upper Hudson. GE and EPA reached agreement on this project in July 2002. More than 26,000 samples were taken from the river and analyzed to help determine where dredging should occur. As a part of this agreement, GE reimbursed EPA another $5 million for past costs and agreed to reimburse EPA for up to $2.65 million in costs related to overseeing and reviewing GE's work.

GE's financial commitment to the EPA dredging project during the past year now comes to nearly $70 million. With regard to past costs, we have reimbursed EPA costs at the level demanded at the first two stages (sampling and design). We have agreed the remainder of past costs will be addressed later in this project. EPA's ability to proceed with the Hudson or any other project is unimpaired by this approach.

As to the overall dredging schedule, EPA has said publicly that GE was not the cause of the change in date for the start of dredging from 2005 to 2006. We have said we would cooperate and the record shows that we are doing just that.

GE's Superfund Challenge

I think some background would be helpful here. In November 2000 -- 15 months before EPA's decision in favor of dredging — GE filed a lawsuit challenging the constitutionality of a single provision of the Superfund law that allows a government agency, in non-emergency situations, to order cleanups of unlimited scope and duration without first providing an opportunity for the party receiving the order to appeal to an impartial court.

We believe this provision violates the Constitutional guarantee of due process. No company, no individual, when confronted with an immense government demand, should be denied their fundamental right to a day in court.

As we have repeatedly told the news media, the outcome of this case will not – repeat will not – impair EPA's ability to clean up sites like the Hudson under the Superfund law, nor will it affect the agreements GE has made on the Hudson.

GE Chairman Jeff Immelt made this point again in April 2003 to hundreds of shareholders and reporters at GE's annual meeting: "I just want to reiterate: the

Hudson River work will go on, and regardless of where the Superfund case may go someday, we have made a commitment on the Hudson River and will live up to that."

1976 Hearing

The assertion in your shareowner proposal that a New York State hearing officer described GE's actions as a violation of New York State law is not correct. In fact, the hearing officer, Abraham Sofaer, wrote in a memo to then-New York DEC Commissioner Peter Berle recommending a settlement between GE and New York State with respect to GE's PCB discharges into the Hudson: "... GE's conduct in this case was not in willful disregard of the rules and does not fit the stereotype of the corporation that spurns the law in exploiting public resources..."

He continued: "No argument is made that GE's PCB discharges exceeded the effluent limitations established in its permits. GE personnel apparently assumed that their only legal obligation was to comply with the specific, clearly designated effluent limitations. Plant managers and other responsible individuals met the effluent limitation and then apparently went about their other activities satisfied that they had complied with the law. Government personnel gave GE officials little reason to believe that any of their PCB discharges were violating state law until very recently." (Abraham D. Sofaer to DEC Commissioner Peter A. A. Berle, September 7, 1976, Pages 9 and 11.)

We believe Judge Sofaer's goal was to encourage a settlement in the public interest between GE and New York State, and as you know, a settlement was reached in which the state and GE each agreed to contribute $3 million for Hudson River projects and GE contributed an additional $1 million in research. The environmental groups that had intervened in the matter endorsed this settlement.

Please let me know if you would like to meet with my staff and me to discuss these matters. We have met several times with you and your colleagues and I think they have been helpful in clarifying our respective positions on these issues.

Sincerely,

Steve Ramsey

Stephen D. Ramsey

bcc: Bob Healing
Gary Sheffer

Exhibit C

10-574

Columbia University in the City of New York | New York, N.Y. 10027

SCHOOL OF LAW

435 West 116th Street

September 7, 1976

Peter A. A. Berle, Esq.
Commissioner
Department of Environmental Conservation
50 Wolf Road
Albany, New York 12205

Dear Commissioner Berle:

For the reasons reviewed in the enclosed memorandum, I recommend that you terminate the enforcement proceeding against General Electric Company conerning PCBs, and accept the proposed settlement reached by the parties.

Very truly yours,

Abraham D. Sofaer
Hearing Officer

ADS/al
Enclosure

Hudson - Legal

Sept. '76

STATE OF NEW YORK
DEPARTMENT OF ENVIRONMENTAL CONSERVATION

IN THE MATTER OF ALLEGED VIOLATIONS OF §§ 17-0501, 17-0511 and 11-0503 OF THE ENVIRONMENTAL CONSERVATION LAW OF THE STATE OF NEW YORK BY

GENERAL ELECTRIC COMPANY,

Respondent

RECOMMENDATION OF SETTLEMENT

NEW YORK STATE DEPARTMENT OF ENVIRONMENTAL CONSERVATION
50 Wolf Road
Albany, New York 12233
(Philip Gitlen, Esq., Associate Counsel)

BOND, SCHOENECK & KING, ESQS.
Attorneys for Respondent
One Lincoln Center
Syracuse, New York 13202
(D. Earle Evans, Jr., Esq., Anthony R. Pitarelli, Esq., John F. Repko, Esq., and Arthur V. Puccini, Esq., of Counsel)

NEW YORK STATE DEPARTMENT OF COMMERCE
99 Washington Avenue
Albany, New York 12225
(Michael Curley, Esq., Counsel)

NATURAL RESOURCES DEFENSE COUNCIL
15 West 44th Street
New York, New York 10036
(Sarah Chasis, Esq., and Rosemary Nichols, Esq., of Counsel)

COSTELLO, COONEY AND FEARON, ESQS.
Attorneys for
Associated Industries of New York, Inc.
600 Monroe Building
333 East Onondaga Street
Syracuse, New York 13202
(Donald L. Nicholas, Esq., of Counsel)

Sofaer, A.D., Hearing Officer:

This enforcement proceeding was commenced by former Commissioner Ogden Reid on September 8, 1975, by the Department of Environmental Conservation ("Department") against the General Electric Company ("GE") for alleged violations of New York's Environmental Conservation Law ("ECL"), Sections 11-0503, 17-0501 and 17-0511. Preliminary hearings commenced on October 5, 1975.

Several groups sought to intervene as parties: the New York State Department of Commerce; the Natural Resources Defense Council; the Hudson River Fishermen's Association; the Hudson River Sloop Restoration; and the Federated Conservationists of Westchester County. The intervention issue was briefed and argued. On November 19, 1975, a decision and opinion was issued allowing intervention by all the applicants, with certain conditions and limitations. 6 ELR 30001.

After extensive discovery, the evidentiary hearing commenced. All the parties agreed that the merits of the alleged violations should be tried and decided before the remedial issues were tried. Consequently, after 11 days of hearings, the case was adjourned. On February 9, 1976, an interim opinion and order was issued sustaining the allegations of violations of ECL 17-0501 and 17-0511, but dismissing the claimed violation of ECL 11-0503. See 6 ELR 30007.

Further discovery took place, after which additional hearings were held. A petition for intervention by Associated Industries of New York, Inc. was filed and granted for reasons stated in an order dated April 22, 1976. Evidence was introduced on the propriety and tenability of the

Department's claim that GE should be required to clean up the PCBs (polychlorinated biphenyls) it had discharged into the Hudson River. All the remedial issues have been fully briefed, and the record is complete.

The issue now is whether to recommend to the Commissioner of Environmental Conservation that this enforcement proceeding be terminated on the terms and conditions contained in the attached Agreement, Stipulation and Order. The principal parties have agreed to these terms and conditions. The intervenors, fully informed, do not object to the proposed disposition. Because of the manner in which the agreement was reached, because of its terms and the objectives it achieves, and because of the equities demonstrated in this particular record, I have concluded that the proposed settlement is in the public interest.

Settlement Procedure

The fairness and propriety of any settlement naturally depends upon its terms. In ordinary situations, there are often reasonably clear guidelines by which to judge settlement terms. The applicable law and relevant economic values may have been worked out in prior, similar cases. Or the evidence available in the particular case may narrow the range of uncertainty.

This is no ordinary proceeding, however. This is the first enforcement action of its kind in New York history. It is one of a handful of similar actions ever brought in any state or federal court. It involves some legal questions that have never been litigated, and many more that have not been definitively resolved. It concerns a relatively unfamiliar substance, the toxic effects of which are yet to be fully determined. It seeks a remedy -- reclamation -- that the

Department concedes may be impracticable, even if it could lawfully be imposed.

These uncertainties do not dispense with the need to scrutinize carefully the terms of this proposed agreement. They do, however, give special importance to the use of a settlement procedure best calculated to produce fair and reasonable terms.

A review of the manner in which the proposed settlement was reached in this case demonstrates that every possible procedural precaution was taken to enhance the likelihood of reaching fair and reasonable terms. Thus, the settlement comes after a full hearing, and after the exchange of all briefs, permitting intelligent evaluation of the parties' positions. Furthermore, rather than proceeding unilaterally -- as they had the power to do -- the principal parties sought the aid of the hearing officer, and agreed to the following ground rules: that the hearing officer would perform no function as mediator that might tend to lessen his ability to decide the case in the event the negotiation floundered or its results were challenged by intervenors; that all intervenors would be afforded a full opportunity to comment informally on, and to challenge, any agreement worked out by the principal parties; and that any proposed agreement would be presented to the hearing officer for review to determine whether its adoption should be recommended as in the public interest. Intervenors were all promptly notified of this arrangement, and no objection was raised by any intervenor to the hearing officer's participation as mediator or to the conditions under which the negotiation was to proceed.

Negotiations then began in earnest. After numerous discussions, the principal parties agreed on the basics of a settlement. These terms were communicated to the environmental groups that had intervened. A meeting was arranged between the environmental representatives, their attorneys, Department attorneys and the hearing officer. The proposed agreement was explained, and its advantages and limitations fully discussed. The intervenors were specifically assured by the hearing officer (as GE and the Department had earlier been assured) that, in the event they opposed the proposed settlement, he was prepared to hear fully and fairly any claim that it should be rejected. Indeed, the intervenors were reminded that their intervention was allowed for the very purpose of obtaining full input of the viewpoints they represented.

Full input was in fact obtained. Questions were raised, leading to changes in the settlement's terms. After considering the agreement, and consulting their boards of directors, all the intervenors agreed that they would not object to the disposition of this case by the settlement described.

Further negotiations then took place between the principal parties, and the details of the agreement were worked out. Once again, the environmentalist intervenors were consulted. They received and reacted to papers prepared by the Department and GE. Several changes resulted, and they acquiesced in the settlement as revised. Subsequently, the other intervenors were informed, and they agreed that the settlement should be accepted.

These painstaking procedures have enabled me to recommend the proposed settlement with more assurance than would otherwise have been possible. The fact that no intervenor objects, after full consideration, helps resolve the uncertainties that always accompany a settlement in a situation as unique as this one.

Settlement Terms

The strictest standard by which this proposed settlement's terms could be evaluated is to compare what the settlement would achieve with what the Department has sought. Even by this wholly one-sided and unrealistic measure, the terms are impressive. The Department has sought essentially three remedies: abatement, river reclamation, and penalties. The agreement achieves the abatement levels sought, results in a $4 million contribution by GE to a plan to reclaim or improve the condition of the Hudson River, and surrenders the claim for penalties.

GE's discharges of PCBs have been reduced since this proceeding commenced from a daily average of about 4 pounds to less than 1 pound. GE has already spent about $2.2 million to reduce its PCB discharges, and it undertakes in the agreement to install a system that is expected by all parties to reduce discharges to an average of less than 1 gram (or 0.0022 pounds) per day within five months. This new system will cost about $3 million, according to uncontradicted evidence, and represents the best available technology for the job.

The Department has not bargained away its original quest for a zero discharge level. It has surrendered that objective in light of the fact that zero discharge could not be achieved even by closing down GE's plants, a result that the Department has never sought. A zero discharge level from all ongoing plant operations will in fact be obtained by July 1, 1977, by which time GE has agreed to cease using PCBs. Abatement would therefore be achieved by the proposed settlement to the full extent sought in the Department's final briefs, with the Department retaining the power to commence a modification proceeding to reduce the discharge even further if required.

The Department's demand that GE be required to clean up the PCBs it has discharged into the Hudson is relinquished in the proposed settlement in exchange for GE's $3 million participation in a clean-up project and its $1 million research commitment described in Exhibit 1 of the Agreement. In evaluating the extent of the Department's concession in this regard, several factors must be considered. The Department has never claimed that it has adequately demonstrated that a clean-up would be practicable or environmentally proper. It claims in its briefs only that GE be required to undertake or pay for a comprehensive study to determine whether a clean-up should be undertaken and how it can be accomplished, if at all. Testimony at the hearing by Department witnesses makes clear the possibility that the study may show that reclamation is environmentally undesirable or technologically impracticable. In the event that any of these findings is made, GE would have to pay only for the study, estimated as requiring about $750,000. Under the proposed agreement, GE will pay the full amount provided for, and perform the research described, regardless of the study's conclusions. If a clean-up is determined to be unnecessary, unsound, or impracticable, the Department will be able under the agreement to use GE's payments and research to improve the Hudson River or to deal with the problems posed by toxic substances generally.

The possibility exists, of course, that a study of the Hudson will show that reclamation is both desirable and practicable. In that event, the Department's evidence indicates that the clean-up would cost between $12 million and $20 million. The broad range these figures cover is indicative of their uncertainty. Furthermore, we cannot be confident that the cost will reach even the $12 million figure. These estimates are based on the assumption that virtually the entire length of the river between Hudson Falls and the Troy Dam will have to be dredged. Such comprehensive dredging may be unnecessary; evidence introduced at the hearing indicates that PCBs tend to concentrate in certain, limited areas. Consequently, GE's contribution, which is in any event substantial, may well cover all or most of the cost of the clean-up that a study may identify as the best possible plan.

In this regard, GE's contribution cannot be viewed in isolation. GE has agreed to incur $4 million in expenditures in part because the Department has agreed to use for the same clean-up operation at least $3 million in funds that are legally available. The strong equitable considerations that support the Department's willingness to join with GE in funding the reclamation are discussed below. It is sufficient here to note that the Department's participation brings to over $6 million the funds available for reclamation. From the viewpoint of the public interest, it matters little from where the funds to restore the Hudson are obtained. What matters is that, as a result of this agreement, somewhere between $6 and $7 million immediately become available to study and take action to correct the condition of the river.

This discussion has so far proceeded on the assumption that GE could and would be required to restore the Hudson. No such assumption can safely be made. New York law contains no explicit authority for ordering reclamation, except in special circumstances not applicable in the present case. Respectable arguments have been made for implying authority to order reclamation. But their merit must be weighed against the principle of New York law -- still possibly viable -- that extraordinary powers should be implied for agencies only when they were clearly intended by the legislature. City of Olean v. Western N.Y. & Pa. Traction Co.,

214 N.Y. 526 (1915). Furthermore, the process of implication is essentially equitable: the greater the need for and propriety of imposing a remedy, the more justifiable is its implication. In equitable terms, this means that the strongest case for implying extraordinary relief would be where a highly destructive substance has been discharged in wilful disregard of applicable rules. PCBs are toxic and destructive, in my judgment, though less so than other substances that have been, and continue to be discharged into the environment. Furthermore, GE's conduct in this case was not in wilful disregard of the rules, and does not fit the stereotype of the corporation that spurns the law in exploiting public resources. Therefore, even assuming that the Department's arguments resulted in an order mandating a study, with the possibility of later reclamation, the record would reasonably permit a challenge of the ruling in the state's judicial system. An effort to impose the full costs of reclamation on GE, in other words, might ultimately result in a ruling that no such cost may be imposed.

A final and impelling consideration in weighing the proposed settlement is time. The most favorable possible outcome on the reclamation issue, from the Department's viewpoint, is an order requiring that GE conduct or pay for a study. Theoretically, the Department could undertake the study on the expectation that GE would eventually be required to pay for it. But even if the Department has funds for such a project, it is unclear that the expenditure would be undertaken, and it certainly could not be mandated. One could expect, therefore, that an order requiring a study would result in a full series of appeals before it became final and enforceable. Under New York law, this could potentially mean three stages of review, easily consuming two years.

At that point the study would commence, and would take about one year, according to Department witnesses. The study results would undoubtedly be a separate matter for controversy. A hearing might be required on what action is proper in light of the study, and a separate appeal process might result on whether a decision to require reclamation is lawful and reasonable.

Of course, the appeal-study-hearing-appeal process may be accomplished with greater speed than these estimates; but it may just as likely take far longer. The Reserve Mining litigation in Minnesota, for example, began during 1969; some remedial orders have issued only in the last year, and are themselves subject to challenge. Although all counsel and the courts involved agreed the case should be settled, that hope never materialized. See Reserve Mining v. United States, 498 F.2d 1073, 1086, 6 ERC 1609, 1618 (8th Cir. 1974).

Delay is especially important to avoid in this case because of the persistent and accumulative nature of PCBs and their movement in the Hudson. They are being continually absorbed by creatures of all types and sizes, and passed up the food chain to fish. The evidence also shows that they are now passing over the Troy Dam into the lower Hudson, and may cause extensive damage, possibly avoidable if reclamation is promptly undertaken.

The proposed agreement would substitute for these uncertainties and delays a plan for prompt, constructive action. GE's contribution of $3 million, plus $1 million in research, will enable the Department to undertake immediately the study contemplated. The Department will then have approximately $6 million in resources that it can invest in a plan to correct the PCB (and possibly other) contamination. The Department is also committed to seek additional funds from the state and federal governments, if necessary, and the fact that a planned clean-up will be underway may make more likely additional state and federal contributions.

Equitable Considerations

My recommendation that the proposed settlement be accepted rests not only upon the terms it contains, but also on the equities presented by this record.

When GE began using PCBs, the chemical's dangers were unknown. PCBs were valued, in fact, for their high resistance to fire, which made them safe for use as a dielectric. GE requested and obtained a permit from the federal and state governments to discharge up to 30 pounds per day of PCBs into the Hudson River. The permit also contained the statement that no discharge would be allowed that violated the water quality standards of New York State. But until just before this proceeding was commenced, no one had ever claimed that GE's PCB discharges violated state water quality standards.

No argument is made that GE's PCB discharges exceeded the effluent limitations established in its permits. GE personnel apparently assumed that their only legal obligation was to comply with the specific, clearly designated effluent limitations. Plant managers and other responsible individuals met the effluent limitation, and then apparently went about their other activities satisfied that they had complied with the law.

Government personnel gave GE officials little reason to believe that any of their PCB discharges were violating state law until very recently. The dangers of PCBs were increasingly recognized during the early 1970s. High concentrations were found in Hudson River fish as early as 1972. In 1973, the federal Food and Drug Administration established a 5 ppm limitation in the edible parts of fish. And conferences at various federal agencies undoubtedly reflected a growing recognition of PCB dangers. These and other developments should have placed the Department and GE on notice that discharges at the levels then occurring could have detrimental consequences. Interim Opinion, 6 ELR 30007, 30012-13.

But none of the agencies with jurisdiction over the matter undertook any action with respect to GE. The federal Environmental Protection Agency claimed to lack statutory authority to act, in fact, because it could not establish a danger to the public health. See 33 U.S.C. § 1364 (1976). The FDA's standard did not regulate discharges, and contained no enforcement mechanism. The Department approved the permit issued to GE as recently as December 31, 1974, and at the time could readily have withheld approval; even after that date, a proceeding could have been initiated to revise the permit's terms. ECL 17-0703. The first regulatory effort against GE's PCB discharges was, therefore, this very case.

Instances of environmental degradation caused in part by regulatory failure are hardly unique. The interim opinion reflects my own judgment that the proper response of the legal system in such circumstances cannot be to absolve the regulated entities involved. We live in a real world, in which we have learned that agencies can do great good, but at the same time regularly fail to do all that they are supposed to do. That is one important reason why clauses such as the water-quality provision in GE's permits should be construed as they were intended: to alert the permittee of the possibility that activities thought by everyone to be harmless at one point in time may later be proven destructive and remediable.

Even assuming that my judgment in this regard is correct (a matter which of course will not be finally resolved if the settlement is concluded), the fact that a regulated party has proceeded in a good faith belief that it is complying with the law cannot be disregarded. The lack of wilful disregard of the law can and should be used to temper the remedies imposed, especially those in the nature of penalties designed to deter wilful conduct. This is not simply because it is "just" in some elemental sense to recognize relative degrees of culpability; remedial law will inevitably be affected by such equitable considerations, so it would be foolish to disregard them in the negotiating process and in evaluating a proposed settlement. In future cases permittees could not invoke this equitable consideration as forcefully as GE can in this case, in light of rulings similar to the ruling made in this case. See 6 ELR 30007, 30013; Biggane v. City of Lackawanna, 80 Misc.2d 816, 365 N.Y.S.2d 107 (Sup. Ct. 1974), aff'd without opinion, N.Y.S.2d (4th Dep't 1975). But Department counsel in effect recognizes that these considerations are properly invoked in this case by accepting the proposed settlement in lieu of its clean-up demand, and by dropping its demand for penalties.

The Department's sensitivity to the equities in this case is most dramatically evidenced by its willingness to join with GE in dealing with the PCB problem. Our legal system lacks devices for requiring agencies to participate in rectifying their own failures. The Department has on its own initiative agreed to share responsibility for reclamation, just as it was partly responsible for despoliation. Hopefully, the federal government will also assume a share of the clean-up responsibility, just as its actions contributed to making reclamation necessary. This notion of shared responsibility is one which can only foster heightened awareness and caution by regulators, as well as increased trust and cooperation by the regulated. Its utilization in this case is warranted by the circumstances, and makes the proposed agreement an attractive precedent for dealing with situations of joint culpability.

In sum, the proposed agreement should be accepted in the public interest because all the parties agree that it is acceptable, because its terms are reasonable and substitute tangible advantages for legal uncertainty and delay, and because its terms are fair.

The settlement brings no sure solution to a serious and difficult ecological problem. But it does assure that a comprehensive study will occur, and that several millions of dollars will be spent to remove PCBs and improve the Hudson, if those measures are necessary and practicable. It is an arrangement we can confidently accept as a reasonable, fair and constructive step. The parties and their attorneys deserve the public's gratitude for working so responsibly to bring this controversy to a constructive resolution.

Hearing Officer
September 7, 1976

PCB-PROCESSING SITE CRITERIA AIRED
The Daily Gazette, 3/12/03, Web site

Moreau a likely candidate, supervisor fears
By STEPHEN WILLIAMS
Gazette Reporter

BALLSTON SPA - Moreau Supervisor Harry G. Gutheil Jr. wore an ironic smile through much of Tuesday's meeting of the Saratoga County Board of Supervisors' PCB Committee.

Gutheil was even offered a mock handshake of congratulations by Northumberland Supervisor Edgar A. King as a U.S. Environmental Protection Agency official outlined the agency's criteria for a PCB-sediment processing site.

The EPA is looking for a place to process PCB-contaminated Hudson River sediment along the river within 500 feet of railroad tracks, EPA field director N.G. Kaul told the committee.

That made eyes turn to Gutheil. Moreau is the local town with the most railroad track along the river, and borders the part of the river believed to have the heaviest PCB concentrations.

Rail could be used to haul the processed sediment to an out-of-area landfill.

"We've been on the list from day one," Gutheil said after the meeting, in acknowledgement that sites in Moreau meet the government criteria.

Kaul said other criteria are that the site should be at least 10 acres, and be zoned for commercial or industrial use, both of which could also apply to sites in Moreau.

Kaul met with the committee the day after news broke that the beginning of full-scale dredging on the $500 million project has been delayed from 2005 until 2006.

"In my opinion, what this means is the uncertainty about this project . . . and there's been a lot of uncertainty about the project . . . the uncertainty remains," said committee Chairman Paul F. Lilac, R-Stillwater, a prominent opponent of the dredging plan.

Lilac and other committee members criticized Kaul for not letting them know a delay was under consideration.

Much of the committee's discussion, though, focused on EPA's plans for 2003, including selecting a site for the sediment dewatering and processing facility.

The site would be the place where much of the 2.65 million cubic yards of contaminated sediment would be brought once the EPA-mandated dredging of the Hudson begins.

The PCBs - potentially toxic polychlorinated biphenyls - were discharged into the river from General Electric plants prior to 1977. The EPA last year ordered their dredging, after decades of study, and has been negotiating with GE over who will take responsibility for doing the work.

"GE is not the cause of the delay," Kaul said, responding to media reports that environmental groups blame GE for the delay. "The delay is because we now have multiple parties at the table negotiating an agreement."

Officials in Saratoga County and most communities bordering the upper river oppose the dredging, believing it will do more harm than good, so the possibility that sediment will be processed in Moreau is unwelcome.

"We don't support the project, the whole concept," Gutheil said. "They haven't shown me yet where they can stir up the river bottom and not stir this stuff up."

Gutheil believes EPA is focusing on land on West River Road near a state marina that is already being used when boats take sediment samples from the river. Railroad tracks run past the site.

"We are focused on rail [transportation]," Kaul said. "Barge could also be an option, but there will be no trucks."

Kaul, however, said no decision has been made, and more than one site will probably be needed. "I am quite convinced one site won't do it," he said.

An EPA map shows railroad lines also run near the river in Waterford, Halfmoon and Stillwater, south of the largest PCB concentrations, and rail spurs run to the river from the east side in Greenwich, Fort Edward and Schaghticoke. Kaul said both sides of the river are being looked at.

Kaul said the rest of 2003 will be spent studying locations for the processing facility. He said an initial list of 20 or 30 sites in Saratoga, Washington, Rensselaer and Albany counties will be released next month, with a goal of narrowing the list and selecting a site by December.

During 2003 Kaul said the EPA will also be working on performance standards - how much PCB-contaminated sediment will be accidentally released downstream during dredging - and quality of life standards.

That means limiting noise, light and odor, and navigation standards impacts must be limited, Kaul said. "Among the things we are committed to is not blocking navigation traffic," Kaul said.

The collection of 30,000 river bottom samples which will be used to identify exactly what spots will be dredged will also resume in the spring, Kaul said.

Reach Gazette reporter Stephen Williams at 885-6705 or swilliamsgazette@hotmail.com.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 30, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to General Electric Company

Via fax

Dear Sir/Madam:

I have been asked by The Sisters of St. Dominic of Caldwell, New Jersey, the Society of St. Ursula, the Ursuline Sisters of Tildonk, the Ursuline Sisters (Eastern Province), Sisters of Mercy of the Americas (St. Louis Province), the Sisters of Mercy of the Americas, the Mercy Investment Program, the Sisters of Mercy Regional Community of Detroit Charitable Trust, the Dominican Sisters of Hope, the Sisters of Charity of Cincinnati, the Sisters of Charity of the Blessed Virgin Mary, the Sisters of Charity of New York, the Maryknoll Sisters, the Sisters of St. Joseph of Carondelet, the Sisters of St. Joseph of La Grange, the Convent of the Sisters of St. Joseph of Philadelphia and the Congregation of the Holy Cross (Eastern Province) (who are collectively referred to hereinafter as the "Proponents"), each of which is a beneficial owners of shares of common stock of General Electric Company (hereinafter referred to either as "GE" or the "Company"), and who have submitted a shareholder proposal to GE, to respond to the letter dated December 18, 2003, sent to the Securities & Exchange Commission by the Company, in which GE contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rules 14a8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in GE's year 2004 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal calls for the Company to report on its expenditures relating to PCB contamination.

RULE 14a-8(i)(7)

BACKGROUND

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues. . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

There can be no doubt that a significant policy issue is raised by shareholder proposals concerning a registrant's clean up of PCBs which it has created in its manufacturing operations. Indeed, the truth of this statement is perhaps best illustrated by the following that appears on the web site of the Environmental Protection Agency if one searches for "polychlorinated biphenyls":

Welcome to the PCB Home Page at EPA

BACKGROUND

PCBs are mixtures of synthetic organic chemicals with the same basic chemical structure and similar physical properties ranging from oily liquids to waxy solids. Due to their non-flammability, chemical stability, high boiling point and electrical insulating properties, PCBs were used in hundreds of industrial and commercial applications including electrical, heat transfer, and hydraulic equipment; as plasticizers in paints, plastics and rubber products; in pigments, dyes and carbonless copy paper and many other applications. More than 1.5 billion pounds of PCBs were manufactured in the United States prior to cessation of production in 1977.

Concern over the toxicity and persistence in the environment of Polychlorinated Biphenyls (PCBs) led Congress in 1976 to enact §6(e) of the Toxic Substances Control Act (TSCA) that included among other things, prohibitions on the manufacture, processing, and distribution in commerce of PCBs. Thus, TSCA legislated true "cradle to grave" (i.e., from manufacture to disposal) management of PCBs in the United States. (Emphasis supplied.)

Prior to the banning of PBCs, GE produced a very large quantity of them in its manufacturing processes, an estimated 1,300,000 pounds of which were dumped into the Hudson River. As a result, the EPA, in 1984, designated two GE plants located in New York, as well as some 200 miles of the Hudson River below these plants, as a Superfund site. The ensuing 20 years have consisted of a battle between GE on the one hand and various governmental agencies and environmental groups on the other, as to the speed and scope of the clean-up of this Superfund site by GE.

ARGUMENT

Apparently GE does not contest the fact that a shareholder proposal concerning PCBs raises an important policy issue when submitted to the Company. Instead, it has attempted to argue that the Proponents are "micro-managing" by their proposal.

Nothing could be further from the truth.

It is well to look at what the Commission itself said with respect to micro-management in its most recent pronouncement on the meaning of Rule 14a-8(i)(7). In Release 40018 (May 21, 1998) the Commission stated (footnotes omitted):

> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.
>
> A similar discussion in the Proposing Release of the primary considerations underlying our interpretation of the "ordinary business" exclusion as applied to such proposals raised some questions and concerns among some of the commenters. Because of that concern, we are providing clarification of that position. One aspect of that discussion was the basis for some commenters' concern that the reversal of Cracker Barrel might be only a partial one. More specifically, in the Proposing Release we explained that one of the considerations

in making the ordinary business determination was the degree to which the proposal seeks to micro-manage the company. We cited examples such as where the proposal seeks intricate detail, or seeks to impose specific time-frames or to impose specific methods for implementing complex policies. Some commenters thought that the examples cited seemed to imply that all proposals seeking detail, or seeking to promote time-frames or methods, necessarily amount to "ordinary business." We did not intend such an implication. Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations.

It is thus clear that the motivation for the micro-management exclusion is that the shareholders might have difficulty making an informed judgment about a complex matter. No such danger lurks with respect to the Proponents' shareholder proposal. That proposal requests a report on the costs of cleaning up PCBs and requires some degree of breakdown in those costs. In deciding whether to vote for the proposal the shareholder is not being requested to make complex judgments on detailed or technical business matters. The shareholder must simply decide whether he or she believes that such a report on PCBs would be helpful in evaluating the business and management of GE. No attempt is made to impose specific methods of implementing policy with respect to PCBs. No time frame (not even another 20 years) for cleaning up the PCBs is suggested. Nor is "intricate detail" being requested. Expenditures on remediation of PBC sites and on certain types of ancillary expenditures are requested for the various sites, as well as expenditures to remediate other hazardous sites. This is not rocket science. Any shareholder can readily understand the scope of the request without making a complex judgment on business matters. The Proponents simply seek a "reasonable level of detail".

Indeed, the Staff decided last year that an extremely similar shareholder proposal submitted to Dow Chemical could not be excluded on "micro-management" grounds. *Dow Chemical Company* (March 7, 2003). It is apparent that the Proponents have attempted to model their proposal on that Staff-approved model. The Company's attempt to distinguish *Dow* fails completely. Like *Dow*, the Proponents proposal is specific and limited (despite GE's statement to the contrary) and covers a number of years. One deals with PCBs and one with PBT. (The only real difference being that PCBs have been outlawed by Congress for nearly 30 years while PBTs have remained legal.) In fact, the proposal in *Dow* asked for much more information than do the Proponents, who have asked essentially only for the third and fourth items of the report requested in *Dow* and not for the information requested in *Dow* items one, two or five or in the resolve clause itself. The additional information requested in *Dow* included: a request for plans to remediate sites; plans to phase out products that lead to PBTs; plans to phase out processes that create PBTs; a list of products (current and *future*) that create PBTs *at any point* in their life cycle; a list of present and *future* waste-treatment facilities that emit PBTs; time tables for phasing out products and processes; benchmarks along the way to the total phase out; description of each controversies concerning the remediation of any site; and projections of liabilities for cleanup or "otherwise related to the contamination". The Proponents' shareholder proposal requests information on not one of these topics.

Although it is true that the Proponents' shareholder proposal does request information on a very limited number of matters not included in the Dow proposal (breaking down costs by specific sites and requesting costs of remediation of other "other hazardous substances"), *it is apparent that the scope and detail of the Proponents shareholder* proposal is much more limited than was the proposal in Dow. It is therefore apparent that the Proponents' proposal is not an attempt to "micro-manage" the Company's actions or response to its PCB problems, but rather to request a "reasonable level of detail".

This conclusion is reinforced by the history of shareholder requests for EEO-1 data, which breaks down a registrant's work force by race and sex in each of nine job categories. Following the decision in *ACTWU v. Walmart*, 821 F.Supp. 877 (S.D.N.Y.1993) (overruling the Staff which had found that an EEO-1 request was micro-managing because the information requested was too detailed) and the ensuing rule-making proceeding, the Commission in Rel 40118 (May 18, 1998) left for the future determination by the Staff whether such EEO-1 requests required too much detail. That question was decided in *Wal-Mart Stores, Inc.* (April 2, 2002) where the Staff held that the proposal did not violate the strictures of Rule 14a-8(i)(7). (The proposal requested four categories of information, the most detailed of the four being "identifying employees according to their sex and race in the nine major EEO defined categories for 1999, 2000 and 2001 listing numbers in each category".) It is apparent that this request, only one among the four in the proposal, would require the setting forth of statistics giving the exact number of employees (not a percentage of employees) broken into 324 categories (six racial categories X 2 sexual categories X 9 job categories X 3 years). It is not the sheer number of discrete statistics being requested that determines whether a request for information is so detailed as to constitute "micro-management", but rather whether the detail will assist the shareholder in understanding the registrant's response to the significant policy issue being raised in the shareholder proposal. We submit that the only real addition to the *Dow* resolution, namely the request that the expenditures be broken down by site, is essential to a shareholder understanding of why, 28 years after PCBs were banned by Congress and 20 years after two GE facilities on the Hudson, and the Hudson River downstream from those facilities, were all declared to be a Superfund site, the Hudson River remains polluted with PCBs, why PCBs continue to leak into the Hudson River from the two plant sites, and why controversy and litigation also remain unabated.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(3)

(1)

The Company does not deny the accuracy of the quotations, which appear in the opinion, dated February 9, 1976, of the New York State hearing officer who stated (6 ELR 30007 at 30008):

In summary, the record in this case overwhelmingly demonstrates violations of ECL 17-0501 and 17-0511, within the statutory period. PCB's are toxic substances capable in sufficient quantities of causing skin lesions, destroying cells in vital body organs, adversely affecting reproduction and inducing cancer and death. GE has discharged PCB's in sufficient quantities that have breached applicable standards of water quality. . . .

These unlawful consequences are the product of both corporate abuse and regulatory failure: corporate abuse in that GE caused PCB's to be discharged without exercising sufficient precaution and concern; regulatory failure in that GE informed the responsible federal and state agencies of its activities, and they too exercised insufficient caution and concern until this action was instituted. . .

It is clear that the Proponents' statement is accurate and not taken "out of context" as claimed by GE. On the contrary, it is the quote from the hearing officer's Recommendation of Settlement of September 9, 1976, that needs context, where the hearing officer stated (page 3 of the Company's Exhibit C) that the "issue now is whether to recommend . . . that this enforcement proceeding be terminated on the terms and conditions [as attached]. The principal parties have agreed to these terms and conditions. The intervenors, fully informed, do not object to the proposed deposition." In other words, the parties, including the environmental intervenors had all agreed to a compromise which was negotiated under the aegis of the hearing officer himself. Under those circumstances it is not surprising that the hearing officer, in his favorable recommendation that the settlement that he had himself helped negotiate, did not repeat harsh language about one of the compromising parties.

(2)

We believe that GE, by admitting that it has instigated litigation concerning the constitutionality of the Superfund law, has vitiated its own complaint that the Proponents' statement is untrue. In this connection, the District Court for the District of Columbia, which dismissed GE's lawsuit on summary judgment last March, stated in the opening paragraph of its opinion that "GE raises a broad constitutional challenge to section 106 of" CERCLA. In the third paragraph of its opinion the court states that "GE asserts that it is challenging the constitutionality of CERCLA's statutory scheme as 'interpreted and applied' generally by EPA." (*General Electric Company v. Christine Todd Whitman and United States Environmental Protection Agency*, 257 F. Supp. 2d 8, 2003.) We note particularly the court's characterization of the lawsuit as a "broad" constitutional challenge that challenges the statutory scheme as interpreted and applied "generally" by the EPA. These characterizations by the court belie GE's description of the lawsuit in its no-action request. Nevertheless, if the Staff were to require it, the Proponents would be willing to add the words "of aspects" after the word "constitutionality".

The Company has raised a red herring with respect to the second sentence of the fifth paragraph, since that sentence does not refer to the Hudson River cleanup, but rather is concerned with the impact that the lawsuit could have on other Superfund sites. Nevertheless, although the Proponents do not believe that it is necessary to restate that sentence as one of belief, they are willing to do so if the Staff so rules.

(3)

The EPA has been in negotiations with GE over dredging to clean up the Hudson River Superfund site since at least 1989. The EPA released its Proposed Plan for the Hudson River PCBs Superfund site in 2000. It had been expected that dredging of the Hudson River would commence in 2005. Last year, that goal was pushed back by a year, to 2006. The EPA, in a listserve notice sent by David Kluesner on March 10, 2003, blamed the delay on "complicated technical issues" in negotiations with GE and stated that the "schedule has been adjusted to accommodate the time required for negotiations with General Electric". It is widely believed, despite the statement by Mr. Kaul, that GE has been dragging its feet for the past 15 years and that there has been no change in GE's attitudes and action over that period. Nevertheless, the Proponents are willing to restate the second sentence of the sixth paragraph of as a matter of their belief if the Staff so desires.

(4)

The New York State Department of Environmental Conservation issued a Proposed Remedial Action Plan for GE's Hudson Falls plant site during March, 2003. (This may be found at www.dec.state.ny.us/website/der/projects/gehudonfalls/.) The fact that this is the same pollution site that was the subject of 1976 administrative proceeding that was discussed in (1) above belies GE's assertion that it has "worked cooperatively" with New York "for more than 20 years". On the contrary, it has for some 28 years fought every attempt by New York to force it to clean up its PCB pollution. This latest Action Plan was instituted because the Hudson Falls plant site continues to leak PCBs into the Hudson River. Section 1 (entitled "Summary and Purpose of the Proposed Plan") of the Action Plan states (page 2):

> The proposed remedies are intended to attain the following remediation goals selected for this site. . .
>
> Mitigate the impacts of the contaminants at the site on the Hudson River:
>
> - Eliminate, to the extent practical, the migration of PCBs into the Hudson River via erosion of PBC contaminated soils [or via run off of ground or surface water] . . .

Similarly, on February 1, 2000, the New York State Department of Environmental Conservation ordered GE to clean up the other Hudson River plant site, at Fort Edward. In a press release that day (available at www.dec.state.ny.us/website/press/pressrel/2000X8), the Department stated that in order to prevent further contamination of the Hudson River with PCBs migrating from the plant site, it had ordered:

- removal of contaminated river bank material on the east shore of the Hudson River near a former wastewater outfall pipe; and
- cleanup of contaminated groundwater and soil beneath the manufacturing area at the facility.

We note that GE does not deny that it is still leaking PCBs into the Hudson River; it merely denies that it is doing so intentionally.

Finally, the undersigned is informed that GE is refusing to implement the cleanup of the contaminated soil near the former wastewater outfall pipe at Fort Edward.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Robert E. Healing, Esq.
Sister Pat Daly
Shelly Alpern
Sister Kathleen A. Donnelly
Sister Katherine Marie Glosenger
Sister Valerie Heinonen
Sister Ruth Kuhn
Sister Mary Ellen McDonagh
Sister Claire Regan
Sister Cathy Rowan
Sister Mary Kay Ryan
Sister Joellen Sbrissa
Brother George C. Schmitz
Sister Mary Sullivan
Sister Barbara Winnals
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 2, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 18, 2003

The proposal requests that the board of directors report expenditures by category and specific site on attorney's fees, expert fees, lobbying and public relations/media expenses, relating to the health and environmental consequences of PCB exposures to GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures in actual remediation of PCB contaminated sites.

We are unable to concur in your view that GE may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "In February 1976 . . ." and ends ". . . PCBs into the Hudson River";
- delete the phrase "Due to difficulties in negotiating with GE" in the sentence that begins "Due to difficulties . . ." and ends ". . . a one year delay"; and
- provide a citation to a specific source for the phrase "GE has also refused to implement aspects of New York State cleanup plans" in the sentence that begins "GE has also refused . . ." and ends ". . . and surrounding communities."

Accordingly, unless the proponent provides GE with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if GE omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Anne Nguyen
Attorney-Advisor